Gulf United Energy, Inc. P.O. Box 22165 Houston, TX 77227 (713) 942-6575

May 3, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:  Mr. Norman Gholson

Re:
Gulf United Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2010
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed December 15, 2009
Form 10-Q for the Fiscal Quarter Ended November 30, 2009
Filed January 20, 2010
File No. 000-52322

Mr. Gholson:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 23, 2010 to Don Wilson, President and Chief Executive Officer of Gulf United Energy, Inc. (the “Company”), regarding the Company’s (i) Preliminary Proxy Statement on Schedule 14A, filed April 8, 2010 (the “Proxy Statement”), (ii) Annual Report on Form 10-K for the fiscal year ended August 31, 2009, filed on December 15, 2009 (the “Form 10-K”), and (iii) Form 10-Q for the Fiscal Quarter Ended November 30, 2009, filed January 20, 2010 (the “Form 10-Q”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Preliminary Proxy Statement on Schedule 14A, filed April 8, 2010

General

1.           We note your disclosure that the primary purpose for increasing the authorized shares of common stock is to allow for acquisitions of certain working interests, conversion of outstanding debt, and to ensure that there are a sufficient number of shares of common stock available for financings and/or acquisitions of oil and gas properties and oil and gas related businesses.  Please provide us with more information regarding these acquisitions, such as whether they are acquisitions of a going business or the assets of a going business.  In this regard, please review Instruction A of Schedule 14A and provide us with an analysis as to whether additional disclosure relating to these acquisitions of required.  Please also review the provisions of Item 13 of Schedule 14A and provide us with an analysis as to whether you are required to include financial statements in your filing.

Company’s Response:

The Company does not currently have any plans or arrangements to acquire a going business or the assets of a going business.  The disclosure has been modified on pages 6 and 7 to reflect that the only interests that have been acquired and that are anticipated to be acquired will be working interests in non-producing oil and gas properties.  All materials terms regarding the acquisition of the working interests have been set forth.

Pursuant to Item 13 of Schedule 14A, filers must provide financial Statements meeting the requirements of Regulation S-X if any action is to be taken pursuant to Item 11 (Authorization or Issuance of Securities Otherwise than for Exchange) or Item 12 (Modification or Exchange of Securities) of Schedule 14A.  Instruction 1 to Item 13 of Schedule 14A states that the information required by paragraph (a) of Item 13 not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In clarifying what is “material,” Question 41 of the Commission’s Manual of Publically Available Telephone Interpretations states that a proxy statement seeking shareholder approval of an increase in authorized common shares and the elimination of an authorized but unissued class of preferred stock would not require the inclusion or incorporation of financial statements.  See Manual of Publicly Available Telephone Interpretations regarding proxy rules found in the Commission's website at http://www.sec.gov/interps/telephone.shtml.  As the Company is seeking shareholder approval to increase the authorized shares of common stock and not for purposes of approving a proposal to authorize or issue shares of common stock in connection with an exchange, merger, consolidation, acquisition, or similar transaction, the Company elected to omit the financial statements as permitted by Instruction 1 to Item 13 of Schedule 14A.

Instruction A of Schedule 14A is not applicable with respect to the Company’s proxy statement, as the solicitation of security holders is not for the purpose of matters covered in Items 11, 13 or 14.  The analysis is identical to the analysis set forth in the preceding paragraph.

Proposal Number 1 – Increase in the Authorized Shares of the Company’s Common Stock from 200,000,000 to 700,000,000

Reasons for the Increase, page 6

2.           Please enhance your disclosure by quantifying the amounts of shares that are anticipated to be issued in the contemplated transactions that you describe.  If the exact amounts are not known, you may state the ranges.

Company’s Response:

The Proxy Statement has been revised on page 6 to address the Staff’s comment.

Effects of the Increase, page 8

3.           Please enhance your disclosure by quantifying in tabular format the anticipated impact of the increase and the contemplated transactions on the amounts of shares (i) issued and outstanding; (ii) reserved for issuance; and (iii) authorized, unreserved and available for future issuance.

Company’s Response:

The Proxy Statement has been revised on page 8 to address the Staff’s comment.

Proposal Number 3 – To Opt Out of Nevada’s Control Share Acquisitions Statute

4.           Please disclose whether in any stockholders or future stockholders would be subject to the Nevada’s Control Share Acquisition Statute, based on any intentions, plans, proposal or arrangements to issue the Company’s securities.  In this regard, we note that you intend to issue additional shares, as discussed in Proposal 1, to each of the beneficial stockholders of more than 5% of your common stock.

Company’s Response:

The Proxy Statement has been revised on page 11 to address the Staff’s comment.

Form 10-K for the Fiscal Year Ended August 31, 2009

Controls and Procedures, page 27

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

Controls and Procedures, page 17

5.           We note your statement on page 27 of the Form 10-K that “Because of … material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of August 31, 2009 … .”  We furthermore note your statement on page 17 of the Form 10-Q that your Principal Executive Officer and Principal Financial Officer concluded that “our disclosure controls and procedures were effective” as of November 30, 2009, and your statement on page 18 of the Form 10-Q that “There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”  Please revise your Form 10-Q filing to explain the remediation that was undertaken between August 31, 2009 and November 30, 2009.

Company’s Response:

The Company has filed an amended Form 10-Q to explain the remediation that was undertaken between August 31, 2009 and November 30, 2009.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Don Wilson
President